SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------
                                   FORM 11-K
                                 --------------

               |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                       OR

                |_| TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 1-12385

     A. Full title of the plan and the address of the plan,  if  different from that of the issuer named below:

                           NEWPORT NEWS SHIPBUILDING
               Savings (401(k)) Plan for Union Eligible Employees

                             4101 Washington Avenue
                          Newport News, Virginia 23607

   B. Name of issuer of the  securities  held  pursuant  to the plan and the address of its principal executive office:

                         Newport News Shipbuilding Inc.
                             4101 Washington Avenue
                          Newport News, Virginia 23607

                  Newport News Shipbuilding Savings (401(k)) Plan
                  For Union Eligible Employees

                  Financial Statements
                  As of December 31, 1997 and 1996
                  Together With Report of Independent Public Accountants

                    Report of Independent Public Accountants



To Newport News Shipbuilding Inc.:

We have audited the accompanying statements of net assets available for benefits of the Newport News Shipbuilding Savings (401(k)) Plan for Union Eligible
Employees (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Newport News Shipbuilding Savings (401(k)) Plan for Union Eligible Employees as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and loans or fixed income obligations as of December 31, 1997, and schedule of reportable transactions for the year ended December 31, 1997, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Washington, D.C.
June 5, 1998

                Newport News Shipbuilding Savings (401(k)) Plan
                          For Union Eligible Employees

                        As of December 31, 1997 and 1996

                               Table of Contents

                                                                                      Page
Statements of Net Assets Available for Benefits
   As of December 31, 1997 and 1996                                                     1

Statement of Changes in Net Assets Available for Benefits
   For the Year Ended December 31, 1997                                                 2

Notes to Financial Statements
   As of December 31, 1997 and 1996 and for the Year Ended December 31, 1997            3

Item 27(a) - Schedule of Assets Held for Investment Purposes
   As of December 31, 1997                                                              8

Item 27(b) - Schedule of Loans or Fixed Income Obligations
   As of December 31, 1997                                                              9

Item 27(d) - Schedule of Reportable Transactions
   For the Year Ended December 31, 1997                                                10

Schedules  Omitted  Because There Were No Such Items For the Year Ended December
   31, 1997:

      Item 27(c) - Schedule of Leases in Default or Classified as Uncollectible

      Item 27(e) - Schedule of Nonexempt Transactions

                Newport News Shipbuilding Savings (401(k)) Plan
                          For Union Eligible Employees


                Statements of Net Assets Available for Benefits
                        As of December 31, 1997 and 1996


                                                                                           December 31,
                                                                                   ----------------------------
                                                                                      1997              1996
                                                                                   -----------       ----------
Assets:
     Cash                                                                          $       513       $        -
     Investments, at fair market value:
         Signet Investment Money Market Account                                      3,611,964        2,932,631
         Shares of Registered Investment Companies-
              Fidelity Spartan U.S. Equity Index Portfolio                           7,278,828        4,367,570
              Fidelity Spartan U.S. Bond Index Portfolio                             1,583,900        1,267,086
         Common stock-
              Tenneco Inc. Common Stock                                               601,269          770,780
              Newport News Shipbuilding Inc. Common Stock                              500,034           80,284
              El Paso Natural Gas Company Common Stock                                  94,563           50,775
         Participant Loans                                                             553,723          390,908
                                                                                   -----------       ----------
                  Total investments                                                 14,224,281        9,860,034
                                                                                   -----------       ----------
     Receivables:
         Participants' contributions                                                   235,320           99,844
         Dividends receivable                                                            9,681            7,337
         Interest receivable                                                            26,208           30,206
                                                                                   -----------       ----------
                  Total assets                                                      14,496,003        9,997,421

Liabilities:
     Management fees payable                                                             3,985            1,716
                                                                                   -----------       ----------
Net assets available for benefits                                                  $14,492,018       $9,995,705
                                                                                   ===========       ==========

 The  accompanying  notes are an integral  part of these financial statements.

                Newport News Shipbuilding Savings (401(k)) Plan
                          For Union Eligible Employees


           Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1997

Additions:
     Participants' contributions                               $  2,904,982
     Net appreciation in fair value of investments                1,572,394
     Dividends                                                      272,878
     Interest                                                       207,425
                                                               ------------
                  Total additions                                 4,957,679
                                                               ------------
Deductions:
     Benefits paid to participants                                  453,570
     Other payments                                                   7,796
                                                               ------------
                  Total deductions                                  461,366
                                                               ------------
Net additions                                                     4,496,313

Net assets available for benefits, December 31, 1996              9,995,705
                                                                -----------
Net assets available for benefits, December 31, 1997            $14,492,018
                                                                ===========

  The  accompanying  notes are an integral  part of this financial statement.

                Newport News Shipbuilding Savings (401(k)) Plan
                          For Union Eligible Employees


                         Notes to Financial Statements
                  As of December 31, 1997 and 1996 and for the
                          Year Ended December 31, 1997


1.    Description of the Plan:

General

The Newport News Shipbuilding Savings (401(k)) Plan for Union Eligible Employees (the "Plan"), was adopted on July 1, 1992, by Newport News Shipbuilding Inc. (the "Company" or "NNS"). The Plan is intended to constitute a defined contribution 401(k) plan that provides for tax-deferred savings for participants. The Company and Signet Trust Company (the "Trustee") have executed the Newport News Shipbuilding Savings 401(k) Plan Trust Agreement, which provides for the investment and reinvestment of the assets of the Plan. The Plan is administered by the Company's Benefits Committee (the "Committee"). The members of the Committee are appointed by the Company's Board of Directors (the "Board").

Eligibility and Contributions

All union employees with at least 90 days of continuous service are eligible to participate in the Plan. Participants may elect to voluntarily contribute a percentage of their annual before-tax compensation, not to exceed IRS-imposed limitations, through equal pay period deductions. Contributions can range from 1 percent to 15 percent of annual compensation.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of the Plan's earnings or losses. Allocations are based on the participant's account balance, as defined in the Plan document. Participants are immediately vested in their accounts.

Payment of Benefits

Upon termination of employment, including layoff, distributions to participants are generally made via single lump sum payments. Participants whose account balances exceed $3,500 (or have ever exceeded this amount at the time of a previous distribution) have the right to defer the distribution of their account balances until they reach the age of 62.

Investment Options

Upon enrollment in the Plan, participants may direct their contributions in 10 percent increments in any of the four investment options that are selected by the Committee. The Committee has currently selected the following options:

     Signet Investment Money Market Account - A money market fund insured by the Federal Deposit Insurance Corporation up to $100,000 and pays interest at a variable rate.

     Fidelity Spartan U.S. Equity Index Portfolio - A diverse common stock fund that attempts to duplicate the Standard and Poor's Index of 500 common stocks.

     Fidelity Spartan U.S. Bond Index Portfolio - A diverse portfolio of mortgage-backed obligations and corporate debt issues. The fund attempts to duplicate an aggregate bond index.

     Newport News Shipbuilding Inc. Common Stock Fund - Contributions are invested in the common stock of the Company.



Participants may change their investment options on a daily basis.

The Plan holds investments in the Tenneco Inc. Common Stock Fund and El Paso Natural Gas Company Common Stock Fund, as a result of a stock split that occurred on the date the Company was spun-off from its former parent, Tenneco Inc. Investments in these stocks may be held or sold and reinvested by participants. However, participants cannot purchase additional shares of Tenneco Inc., and El Paso Natural Gas Company Common Stock Funds.

Investments in the Tenneco Inc.  Common Stock Fund, Newport News Shipbuilding
Inc. Common Stock Fund, and El  Paso  Natural  Gas  Company   Common  Stock Fund
are  assigned   units  of participation.  The unit value is determined daily upon the fair market value of the underlying net assets. The total units assigned to participants and the unit values at December 31, 1997 were as follows:

                                                    Units                        Unit Value
                                           -------------------------     ---------------------------
                                                     1997                           1997
                                           -------------------------     ---------------------------
Tenneco Inc. Common Stock Fund                      79,658                         $ 7.74
Newport News Shipbuilding Inc. Common               53,784                         $10.22
       Stock Fund
El Paso Natural Gas Company Common Stock             8,587                         $11.20
       Fund

Loans to Participants:

A participant may borrow up to 50 percent of his or her account balance with a minimum loan amount of $500. Loans are repayable through payroll deductions for a period no longer than 4 1/2 years. Interest on loans to participants is charged at a rate of prime (rate of interest charged by commercial banks on loans to preferred customers) plus 1 percent. The interest rates at December 31, 1997 and 1996 were 9.5 percent and 9.3 percent, respectively.

2.    Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of the Company's assets, liabilities, revenue, and expenses. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All investments are recorded at fair market value based on quoted market prices. Purchases and sales transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid.

3.    Investments:

The fair market value of individual investments that represent five percent of the Plan's net assets as of December 31, 1997 and 1996, are as follows:

                                                                                   December 31,
                                                                             ---------------------------
                                                                               1997              1996
                                                                             ----------       ----------
          Signet Investment Money Market Account                             $3,611,964       $2,932,631
          Fidelity Spartan U.S. Equity Index Portfolio                        7,278,828        4,367,570
          Fidelity Spartan U.S. Bond Index Portfolio                          1,583,900        1,267,086
          Tenneco Inc. Common Stock                                                 --           770,780

4.    Tax Status:

The Plan obtained its most recent determination letter on March 6, 1996, in which the Internal Revenue Service stated that the Plan, as then designated, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan's administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    Plan Termination:

The Company does not plan to terminate the Plan, however it has the right to do so at any time, subject to a basic labor agreement, by action of the Board.

6.    Administrative Expenses:

The Trustee's fees, the expenses of administration of the trust fund and the expenses incidental to the operation and management of the Plan are paid by the Company. These fees totaled $101,795 and $88,413 in 1997 and 1996, respectively. Investment management and similar fees directly related to the return to participants on amounts invested in the various investment funds are charged against the Plan's funds as other payments.

7.    Related Party Transactions:

The Plan includes the Company's stock as an investment option. Therefore, any investments in the Company's stock represent related party transactions. Certain Plan investments are shares of a mutual fund managed by the Trustee. Therefore, these transactions qualify as related-party transactions.

8.    Reconciliation of Financial Statements to Form 5500:

Amounts allocated to withdrawing participants are recorded as liabilities on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.



The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

                                                                                  December 31,
                                                                            ----------------------------
                                                                               1997              1996
                                                                            -----------       ----------
          Net assets available for benefits per the financial
             statements                                                     $14,492,018       $9,995,705
          Amounts allocated to withdrawing participants                               -           (1,189)
                                                                            -----------       ----------
          Net assets available for benefits per Form 5500                   $14,492,018       $9,994,516
                                                                            ===========       ==========

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500.

                                                                                    Year Ended
                                                                                 December 31, 1997
                                                                                 -----------------
          Benefits paid to participants per the financial statements                  $453,570
          Add:  Amounts allocated to withdrawing participants at December 31,
             1997                                                                            -
          Less:  Amounts allocated to withdrawing participants at
             December 31, 1996                                                           1,189
                                                                                      --------
          Benefits paid to participants per Form 5500                                 $452,381
                                                                                      ========

9.  Participant Directed Investment Programs:

     Statement of Changes in Net Assets by Investment With Fund Information
                      For the Year Ended December 31, 1997

                                                                                             Newport
                                      Signet       Fidelity      Fidelity                     News          El Paso
                                    Investment      Spartan       Spartan     Tenneco     Shipbuilding    Natural Gas
                                       Money      U.S. Equity    U.S. Bond      Inc.          Inc.         Company
                                      Market         Index         Index       Common         Common        Common     Participant
                                      Account      Portfolio     Portfolio     Stock          Stock         Stock         Loans
                                    -----------   -----------    ----------   --------    ------------    -----------  -----------
Net assets, December 31, 1996        $2,932,631    $4,367,570    $1,267,086   $770,780      $ 80,284      $50,775      $390,908

Additions:
     Participants' contributions        728,027     1,357,518       321,957          -       362,004            -             -
     Net realized and unrealized              -     1,459,224        34,379    (22,727)       68,079       33,439             -
       gains (losses)
     Dividends                           22,206       150,993        97,232        103             -            -             -
     Interest                           183,117        16,515         3,694          -             -            -             -
     Fund Transfers                     (93,251)      256,521       (42,934)  (106,778)        2,733       15,699             -
     Loan repayments                     70,859        81,775        22,737          -         3,506            -       395,045

Deductions:
     Benefits paid to participants      110,928       246,676        67,818     18,029         7,881        2,238             -
     Other payments                       2,983         1,750             -        408           184          202             -
     Loans distributed                  117,714       162,862        52,433     21,672         8,507        2,910       232,230
                                     ----------    ----------    ----------   --------      --------      -------      --------
Net assets, December 31, 1997        $3,611,964    $7,278,828    $1,583,900   $601,269      $500,034      $94,563      $553,723
                                     ==========    ==========    ==========   ========      ========      =======      ========




                                        Other        Total
                                     ---------   -----------
Net assets, December 31, 1996        $ 135,671   $ 9,995,705

Additions:
     Participant contributions         135,476     2,904,982
     Net realized and unrealized             -     1,572,394
       gains (losses)
     Dividends                           2,344       272,878
     Interest                            4,099       207,425
     Fund Transfers                    (31,990)            -
     Loan repayments                  (573,922)            -

Deductions:
     Benefits paid to participants           -       453,570
     Other payments                      2,269         7,796
     Loans distributed                (598,328)            -
                                     ---------   -----------
Net assets, December 31, 1997        $ 267,737   $14,492,018
                                     =========   ===========

                Newport News Shipbuilding Savings (401(k)) Plan
                          For Union Eligible Employees


          Item 27(a) - Schedule of Assets Held for Investment Purposes
                            As of December 31, 1997


                                                                                                         Current
                 Identity of Issue                    Asset Description                Cost               Value
                 -----------------                    -----------------                ----              -------
Signet Investment Money Market Account*              Mutual Fund Shares             $  3,611,964       $  3,611,964
Fidelity Spartan U.S. Equity Index Portfolio         Mutual Fund Shares                4,980,591          7,278,828
Fidelity Spartan U.S. Bond Index Portfolio           Mutual Fund Shares                1,552,515          1,583,900
Tenneco Inc. Common Stock                           Common Stock Shares                 644,208            601,269
Newport News Shipbuilding Inc. Common Stock*         Common Stock Shares                 387,075            500,034
El Paso Natural Gas Company Common Stock             Common Stock Shares                  61,078             94,563
Participant Loans (interest rates varied from 7.0%
   to 10.0% during 1997)                             Participant Loans                   553,723            553,723
                                                                                     -----------        -----------
 Total assets held for investment purposes                                           $11,791,154        $14,224,281
                                                                                     ===========        ===========

*  Represents a party-in-interest

                Newport News Shipbuilding Savings (401(k)) Plan
                          For Union Eligible Employees

           Item 27(b) - Schedule of Loans or Fixed Income Obligations
                             As of December 31, 1997

                                                        Loan Payments
                                                           in 1997              Unpaid
                                         Loan       ---------------------     Balance at
       Name                             Amount      Principal     Interest     12/31/97
--------------------                   ---------    ---------     --------    ----------
Edmonds, Robert                        $1,100.00      $   -         $   -      $1,026.24
Trollinger, John                          500.00          -             -         243.76
Wales, Patrick J.                       2,000.00          -             -       1,377.52
Dunn, Jack                                700.00          -             -          13.79
Payton, Ronald                            900.00          -             -       1,104.75
Jones, William                          1,900.00          -             -         368.88
Tice, Jerry                             6,000.00          -             -       6,682.50
Pritchett, Walter                         500.00          -             -         618.13
Ford, Howard                            1,100.00          -             -         245.03
Martin, Marilyn                         1,200.00          -             -         554.17
Macpherson, Christopher                 1,000.00          -             -         329.22
Mills, Louis                              500.00          -             -         200.88
Wilson, Mary                            1,600.00          -             -       1,986.67
Harris, Renith                            800.00          -             -         990.00
Stanley, James                            600.00          -             -         552.57
Henry, Aaron                            1,000.00          -             -       1,237.50
Johnson, John                             500.00          -             -         284.15
McNair, Gregory                           500.00          -             -         454.68
Freeman, Mark                           2,000.00          -             -       1,896.76
Nicholson, Howard                       1,400.00          -             -       1,682.92


                                                                                                    Amount Overdue
                                                                                                ---------------------
      Name                                              Loan Terms                              Principal     Interest
-------------------                   ----------------------------------------------            ---------     --------

Edmonds, Robert                       4.5 yr., 10%, made - 5/2/95 maturity - 11/2/99            $   892.38    $133.86
Trollinger, John                      2 yr., 7%, made - 6/6/94 maturity - 8/6/94                    210.07      33.69
Wales, Patrick J.                     1 yr., 9.7%, made - 9/13/95 maturity - 10/13/95             1,177.62     199.90
Dunn, Jack                            1 yr., 7%, made - 4/8/94 maturity - 5/8/94                     13.77       0.02
Payton, Ronald                        1 yr., 7%, made - 9/26/94 maturity - 9/26/95                  900.00     204.75
Jones, William                        1 yr., 7%, made - 10/20/94 maturity - 10/20/95                338.30      30.58
Tice, Jerry                           4.5 yr., 9.75% made - 11/27/95 maturity - 5/27/00           6,000.00     682.50
Pritchett, Walter                     2 yr., 7%, made - 6/28/94 maturity - 6/28/96                  500.00     118.13
Ford, Howard                          1 yr., 10%, made - 6/27/95 maturity - 6/27/96                 220.17      24.86
Martin, Marilyn                       2 yr., 8.7%, made - 12/01/94 maturity - 12/01/96              509.82      44.35
Macpherson, Christopher               2 yr., 8%, made - 2/8/95 maturity - 2/8/97                    304.14      25.08
Mills, Louis                          1 yr., 9.5%, made - 2/7/96 maturity - 2/7/97                  197.88       3.00
Wilson, Mary                          2 yr., 10%, made - 6/12/95 maturity - 6/12/97               1,600.00     386.67
Harris, Renith                        2 yr., 10%, made - 7/3/95 maturity - 7/3/97                   800.00     190.00
Stanley, James                        2 yr., 9.7%, made - 12/6/95 maturity - 12/6/97                552.57       -
Henry, Aaron                          3 yr., 10%, made - 7/5/95 maturity - 7/5/98                 1,000.00     237.50
Johnson, John                         4.5 yr., 7%, made - 5/27/94 maturity - 11/27/94               263.55      20.60
McNair, Gregory                       4.5 yr., 8.7%, made - 10/18/94 maturity - 5/18/99             389.70      64.98
Freeman, Mark                         4.5 yr., 8.7%, made - 12/8/94 maturity - 7/8/99             1,620.76     276.00
Nicholson, Howard                     4.5 yr., 9.7%, made - 11/20/95 maturity - 5/20/00           1,400.00     282.92


                Newport News Shipbuilding Savings (401(k)) Plan
                          For Union Eligible Employees


                Item 27(d) - Schedule of Reportable Transactions
                      For the Year Ended December 31, 1997



     Number           Number                                                          Total          Cost
       of               of                                        Total Amount       Amount           of
    Purchase           Sales                                           of              of           Assets        Gain
  Transactions     Transactions         Description               Purchases (a)     Sales (b)        Sold        (Loss)
  ------------     ------------         -----------               ------------      ---------       ------       ------

      328               526        Signet Investment Money
                                     Market Account*             $1,626,262         $946,929        $946,929   $
                                                                                                                        -
      313               142        Fidelity Spartan U.S.
                                     Equity Index Portfolio       2,104,359          652,325         464,347      187,978
      174               138        Fidelity Spartan U.S.
                                     Bond Index Portfolio           579,840          297,405         297,912         (508)


Note: This schedule presents all transactions or series of transactions of the same issue during the period January 1, 1997 through December 31, 1997, in excess of 5 percent of the fair value of the Plan's assets as of the beginning of the year.

(a) Purchase price includes expenses incurred with transactions.

(b) Selling price is net of transaction expenses.



*  Represents a party-in-interest

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Newport News Shipbuilding Inc. Benefits Committee has caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                              NEWPORT NEWS SHIPBUILDING
                                              SAVINGS (401(k)) PLAN FOR UNION
                                              ELIGIBLE EMPLOYEES




Date:          June 29, 1998                  By:        Robert H. Walker
       -----------------------------              -----------------------------

                                                    Manager, Employee Benefits
                                                  Newport News Shipbuilding Inc.






                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

         As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into Newport News Shipbuilding Inc.'s previously filed Registration Statements on Form S-8, File Nos. 333-17447 and 333-22539.



Washington, D.C.
June 29, 1998